  EXHIBIT 99.1

Mogo Enters Agreements to Increase Ownership in Canada’s Leading Crypto Platform, Coinsquare

Transactions will see Mogo increase its ownership to 37% while retaining a warrant to increase ownership up to 48%

Coinsquare continues to experience rapid growth, with assets on platform now over $900 million,

up over 230% since December 31, 2020 and with current annual revenue run rate over $95 million1

All figures in Canadian $

Vancouver, British Columbia, May 13, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a digital payments and financial technology company, today announced that it intends to  increase its ownership position in Coinsquare Ltd. (“Coinsquare”), Canada’s leading digital asset trading platform, through the acquisition of an additional 5.4 million common shares of Coinsquare, which would increase Mogo’s ownership in Coinsquare from 19.9% to approximately 37%.

The purchase is expected to be completed in two separate transactions: 1) the exercising of Mogo’s call option on 3.2 million Coinsquare common shares from existing Coinsquare shareholders under the investment agreement between Mogo, Coinsquare and certain shareholders of Coinsquare dated February 10, 2021 (see press release of Mogo dated February 11, 2021); and 2) the purchase of 2.2 million common shares of Coinsquare from Riot Blockchain Inc. (NASDAQ:RIOT) (“Riot”) pursuant to a binding term sheet entered by the parties on May 12, 2021.  Purchase consideration for the Coinsquare shares to be acquired under the two transactions is expected to range between $46.9 million and $48.6 million, payable, at Mogo’s option, in cash or common shares. The acquisition from Riot is expected to complete in late May 2021 and the option exercise is expected to complete in early June 2021. The transactions are subject to certain closing conditions customary for transactions of this nature, including regulatory approval, which includes the approval of the Toronto Stock Exchange. Following the closing of this transaction, Mogo will begin accounting for its position in Coinsquare using the equity method in accordance with IAS 28, whereby Mogo would report its proportionate share of Coinsquare’s net income in its own statement of profit and loss.

In addition to the agreement to acquire shares increasing Mogo’s ownership to 37%, the Company also holds a purchase warrant in Coinsquare that, if and when exercised, would increase its total ownership interest to approximately 48%.

Since its founding in 2014, Coinsquare has grown to become the leading digital asset trading platform in Canada. Coinsquare continues to experience rapid growth in assets, revenue, and operating profitability.

Performance highlights for April 2021 include*:

•	Assets on the platform up over 230% year over year to $900 million (as of May 2021),
•	Annual revenue run rate over $95 million[1],
•	Current EBITDA margin of approximately 50%.

“We’re excited to increase our ownership position and deepen our relationship with Canada’s premier crypto platform and a clear market leader in one of the most exciting and fastest-growing sectors in fintech,” said Greg Feller, President of Mogo. “While this asset class continues to experience rapid adoption, it is very much in its infancy and we see a long runway for growth as more and more Canadians look for exposure to cryptocurrencies through a trusted, well-established provider. In addition to the quality of their platform and deep experience as a pioneer in this space, the financial profile is highly compelling. In April alone, the business generated approximately $8.0 million of revenue and a 50%+ EBITDA margin.* Simply put, this is a highly strategic and incredibly valuable platform in the Canadian fintech ecosystem.”

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The ownership position in Coinsquare is consistent with Mogo’s goal of building Canada’s leading digital wallet, including a next gen wealth offering.

David Feller, CEO of Mogo, added: “We believe the leading wealth platforms in Canada five to ten years from now will be modern, digital-first platforms that offer a significantly enhanced value proposition, both in terms of product offering, but most importantly in terms of a modern user experience that helps consumers build wealth and achieve their financial goals more efficiently and effectively than ever. By leveraging Coinsquare’s crypto capabilities alongside Mogo’s broader digital wallet capabilities including the recently announced acquisition of Moka, Mogo is well positioned to provide Canadians with a leading next gen wealth offering.”

*This information is based on information available to the Company as of the date of this release and is subject to the completion of Coinsquare’s quarterly financial closing procedures and annual audit by Coinsquare’s independent registered public accounting firm. Assets on the platform are as of May 2021.

1Annualized based on April 2021 revenue.

About Coinsquare

Since 2014 Coinsquare has provided digital asset traders a proprietary trading platform engineered to deliver a robust, secure, and intelligent interface for trading Bitcoin, Ethereum, Litecoin and other digital assets. Coinsquare’s products and services also include Coinsquare Wealth for qualified individuals and institutions. Our Wealth service provides customers with an OTC desk featuring institutional grade liquidity, dedicated account management from one of our experienced Account Directors, and a suite of other investment products focused on digital assets. For more information and terms and conditions visit https://coinsquare.com/

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding completion of the acquisition from Riot and the exercise of the option from Coinsquare shareholders, future acquisitions of Coinsquare Shares by Mogo and growth of the cryptocurrency market. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control, including the receipt of any required regulatory approvals. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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